EXHIBIT
4.126
Execution Version
Memorandum of Agreement
Made and entered into between:-
CROWN GOLD RECOVERIES (PROPRIETARY) LIMITED
(Reg No 1988/005115/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
15
th
day of August 2008, and a certified copy whereof is annexed hereto marked "A");
of the first part;
and
EAST RAND PROPRIETARY MINES LIMITED

(Reg No 1893/000773/06)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
15
th
day of August 2008, and a certified copy whereof is annexed hereto marked "B");
of the second part;
and
ELSBURG GOLD MINING JOINT VENTURE
(a joint venture comprising those entities more fully referred to hereafter and herein represented by Diederik Albert Willem van der Walt and Daniel Pretorius, they being duly authorised hereto as will appear from a resolution of the executive committee thereof annexed hereto marked "C");
of the third part;
and
ERGO MINING (PROPRIETARY) LIMITED
(Reg No 2007/004886/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
15
th
day of August 2008, and a certified copy whereof is annexed hereto marked "D");
of the fourth part;
and

(Reg No 2007/017509/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at
Johannesburg on the 15
th
day of August 2008, and a certified copy whereof is annexed
hereto marked "E");
of the fifth part;
and
MOGALE GOLD (PROPRIETARY) LIMITED
(Reg No 1996/010274/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at
Johannesburg on the 14th day of August 2008, and a certified copy whereof is annexed hereto marked "F");
of the sixth part.
1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1
“ANCILLARY
AGREEMENTS”
shall mean the interlinking agreements
more fully described in the schedule
thereof annexed hereto and marked
“G”;
1.1.2
“ANGLOGOLD”
shall mean AngloGold Ashanti Limited
(Reg No 1944/017354/06);
1.1.3
“ANGLOGOLD
AGREEMENT”
shall mean the Memorandum of
Agreement made and entered into by
and between ANGLOGOLD, ERGO
MINING, DRD SA and MINTAILS SA at
Johannesburg on the 6 August 2007
and shall be deemed to include the
various addenda thereto respectively
dated the 17 August 2007, 30 August
2007, 21 November 2007, 28 February
2008 and 15 May 2008 relating to the
sale and purchase respectively of the
ERGO MINING ASSETS, upon the
terms and conditions therein set forth;
1.1.4
“BRAKPAN CIL 1
shall collectively mean the gold circuit
PLANT”
plant [initially acquired by HVH from
ANGLOGOLD in terms of the HVH

AGREEMENT and subsequently sold:-
•
by HVH to MOGALE; thereafter
•
by MOGALE to ERGO URANIUM
and refurbished by the latter;
thereafter
•
by ERGO URANIUM to ERGO
MINING (with effect from the 31
July 2008)]
and being those items marked in purple
and blue (and identified by the yellow
block printed pointers) in Annexe “H”
hereto and constituting the following:-
•
electrical power factor correction
•
flotation building;
•
fitting/electrical workshop;
•
desanding building;
•
a d mi n b ui ld in g ;
•
R.W .B. Reservoir;
•
tailings thickener No 2;
•
tailings thickener No 4;

•
•
elution building;
•
tank farm;
•
residue area ;
•
piping workshop;
•
plating workshop;
•
fitting workshop;
•
tailings pump house;
•
hot and cold sumps;
•
rigging workshop;
•
medical c entre;
•
clear water reservoir;
•
change hous e ;
•
plant stores ;
•
Sallies return; and
•
settling ponds
and in no way derogating therefrom
including whatever RIGHTS and/or
SERVITUDES are applicable thereto,
inter alia
, the rights of ingress to and
egress from such plant and/or line
and/or pipeline rights and/or other
infrastructural services, the weigh
bridge and pipe yard to the exclusion,
however, of the BRAKPAN CIL 2

PLANT;
shall collectively mean the gold circuit
plant and the infrastructure therefor
[initially acquired by HVH from
ANGLOGOLD in terms of the HVH
AGREEMENT and subsequently sold:-
•
by HVH to MOGALE; thereafter
•
by MOGALE to ERGO URANIUM;
thereafter
•
by ERGO URANIUM to ERGO
MINING ” state (with effect from

the 31 July 2008)]
and being thos e items which are
uncoloured on the whole of the plan
annexed hereto and marked “H”
including whatever RIGHTS and/or
SERVITUDES are applicable thereto,
inter alia
, the rights of ingress to and
egress from such plant and/or line
and/or pipeline rights and/or other
infrastructural services to the exclusion,
1.1.5
“BRAKPAN CIL 2
PLANT”

however, of the BRAKPAN CIL 1
PLANT ;
1.1.6
”BRAKPAN PLANTS”
shall collectively mean the BRAKPAN
CIL 1 PLANT, the BRAKPAN CIL 2
PLANT and such additional
infrastructure therefor and which
comprises the whole of the plan which
constitutes Annexe “H” hereto and on
the basis that should any dispute arise
as to what comprises the aforesaid
plants, then and in such event the
provisions of clause 13 infra shall be and
become applicable;
1.1.7
“BUSINESS”
shall mean, in relation to:-
•
the ELSBURG JV, the business of
mining, recovery, treatment and
processing of gold from the gold
bearing tailings situate on the
ELSBURG DUMPS; or
•
•
•
•
ERGO MINING, the business of
recovery, treatment and processing
of the MATERIAL from the POST

CONSOLIDATION EVENT
RESOURCES , in the event of the
exercise of the CONSOLIDATION
EVENT,
as the case may be;
1.1.8
“CLOSING DATE”
shall mean the date of the fulfilment or
waiver, as the case may be, of the
condition precedent in clause 3 infra and
shall at latest be 7 (seven) business
days thereafter;
1.1.9
“CONSOLIDATED
shall collectively mean the ERGO
ASSETS”
MINING ASSETS and the ER P M
ASSETS;
1.1.10 “CONSOLIDATION
EVENT”
shall mean the written notification by
ERGO MINING to CROWN and ERGO
URANIUM to be delivered within a
period of 6 (six) months after the
conclusion of the FEASIBILITY STUDY
or the 30 June 2009, whichever shall be
the earlier, that ERGO MINING has
elected to pursue the
CONSOLIDATION PROCESS and

upon the rec ei pt of which notic e
CROWN, ERGO MINING and ERGO
URANIUM respectively shall be
obligated to participate in such process
and to collectively contribute thereto the
POST CONSOLIDAT ION EVENT
RESOURCES;
shall mean the actual commitment by:-
•
CROWN of the CROWN
RESOURCE;
•
ERGO MINING of the ELSBURG
JV RESOURCE , the ERGO
MINING RESOURCE and the
ORPHAN DUMPS; and
•
ERGO URANIUM of the PAMODZI
RESOURCE
and the consolidation thereof, that is the
POST CONSOLIDAT ION EVENT
RESOURCES so as to facilitate the
establishment by ERGO MINING of an
economically viable enterprise for the
recovery, treatment and processing of
the MATERIAL on the basis that the
1.1.11
“CONSOLIDATION
PROCESS”

ec onomic benef its to be derived
therefrom will redound to the exclusive
benefit of ERGO MINING, less the
COSTS occasioned thereby;
1.1.12 “COST/COSTS”
shall mean and include all overheads,
salaries, wages, accommodation,
transportation, costs of leasing ,
management, marketing, professional
services, risk obligations and any other
costs relating to the mining operations
conducted, pursuant to the MINING
USER CONTRACT , and the
rehabilitation of the relevant footprints in
respect thereof and such costs shall be
exclusive of any Value Added Tax in
terms of the VAT ACT unless stated to
the contrary;
1.1.13 “CROWN”
shall mean Crown Gold Recoveries
(Proprietary) Limited (a wholly owned
subsidiary of DRD SA) and shall be
deemed to include its successors in title
or permitted assigns;

1.1.14 ”CROWN RESOURCE”
shall, to the exclusion of what is
generally known and described as the
CROWN “
Life of Mine
” (as more fully
identified in Annexe “I(1)” hereto),
mean the resource identified in Annexe
“I(2)” hereto and the use of the line
rights and/or pipeline rights and/or other
supply rights and whether pursuant to
extant SERVITUDES or new
SERVITUDES to be registered, and as
more fully identified in Annexe “I(3)”
hereto;
1.1.15 “CROWN GOLD
CIRCUIT”
shall, if the CONSOLIDATION EVENT
is not timeously triggered, mean a gold
circuit which CROWN will establish to
treat MATERIAL from the CROWN
RESOURCE for gold, on the basis that
the economic benefits to be derived
therefrom, less all COSTS occasioned
thereby, shall redound to the exclusive
benefit of CROWN;
1.1.16
“DME”
shall mean the Department of Minerals

Republic of South Africa;
1.1.17 “DRD SA”
shall mean DRDGold South African
Operations (Proprietary) Limited (Reg
No 2005/033662/07), a c ompany
controlled by DRDGold Limited, a public
company listed on the JSE Limited
Securities Exchange;
1.1.18 “EFFECTIVE DATE”
shall mean the 23 November 2007
notwithstanding the SIGNATURE
DATE;
1.1.19 “ELSBURG DUMPS”
shall mean approximately 187 (one
hundred and eighty seven) million
tonnes of tailings or residue referred to
as the “
Elsburg Dumps
”, the ownership
whereof, including the land upon which
same are situated, vests in ERPM;
1.1.20
“ELSBURG JV”
shall mean the joint venture established
between the following entities whose
proportionate partnership interests in
such joint venture were as at the
EFFECTIVE DATE, are as at the
SIGNATURE DATE and will be as at

the CLOSING DATE as follows:-
1.1.20.1
MOGALE - 50% (fifty per
centum) thereof; and
1.1.20.2     ERPM -50% (fiftyper
centum) thereof;
1.1.21
“ELSBURG JV
RESOURCE”
shall mean the residue of the
ELSBURG DUMPS after the extraction
therefrom of gold by the BRAKPAN CIL
1 PLANT and which residue shall be
dumped onto the Brakpan Tailings Dam
pending the activation of the
CONSOLIDATION PROCESS when
such resource shall constitute part and
parcel of the POST CONSOLIDATION
EVENT RESOURCES;
1.1.22 “EMP”
shall mean the Environmental
Management Programme pertaining to
the ELSBURG DUMPS and as
approved by the DME;
1.1.23 “ENVIRONMENT”
shall mean the environment, including

1.1.24 “ENVIRONMENTAL
LEGISLATION”
water, ground water, land surface, soil,
subsurface strata and plant and animal
life and furthermore, without limitation,
the meaning ascribed to that term in the
National Environmental Management
Act, No 109 of 1998, as amended;
shall mean all applicable South African
laws including, without limitation, the
National Environmental Management
Act, No 109 of 1998, as amended, as
referred to in clause 1.1.23 supra,
common law, statutes, codes, directives
and the like, and all rules, regulations,
orders or statutory guidance directives
made thereunder, concerning the
ENVIRONMENT;
1.1.25
“ERGO MINING”
shall mean Ergo Mining (Proprietary)
Limited (and shall be deemed to include
its successors in title or permitted
assigns), the authorised share capital
whereof is R1 000,00 (one thousand
rand) divided into 1 000 (one thousand)
ordinary par value shares of R1 ,00 (one
rand) each and the issued share capital

whereof:-
1.1.25.1      was as at the EFFECTIVE
DATE and is as at the
SIGNATURE DATE ,
R300,00 (three hundred
rand) divided into 300 (three
hundred) ordinary par value
shares of R1,00 (one rand)
each and the registered
and/or beneficial owners
whereof were and are as at
such dates as follows:-
•
•
•
•
DRD SA as nominee for
CROWN - 150 (one
hundred and fifty)
shares; and
•
MinTails Gold and
Uraniu m Li mi ted of
Mauritius as nominee
for ERGO URANIUM -
150 (one hundred and
fifty) shares;

1.1.25.2      as at the CLOSING DATE
will be R600,00 (six hundred
rand) divided into 600 (six
hundred) ordinary par value
shares of R1,00 (one rand)
each, the registered and/or
beneficial owners whereof
will be as follows:-
•
•
•
•
CROWN - 300 (three
hundred) shares; and
•
•
•
•
ERGO URANIUM
- 300 (three hundred)
shares;
1.1.26 “ERGO MINING
ASSETS”
shall mean the BRAKPAN PLANTS,
beneficial ownership whereof vested in
ERGO MINING (subject to the reserved
rights of ANGLOGOLD in terms of the
ANGLOGOLD AGREEMENT) with
effect from the 31 July 2008
notwithstanding that ERGO MINING
had the usage thereof with effect from
the EFFECTIVE DATE and which
assets are more fully identified in a

schedule thereof annexed hereto and
marked “J”;
1.1.27 “ERGO MINING
RESOURCE”
shall collectively mean the “Benoni
Cluster
” and the “
Ergo Dumps
” as more
fully defined in clauses 1.1.4 (as read
with Annexe “E”) and 1.1.6 (as read
with Annexe “E”) of the ANGLOGOLD
AGREEMENT and which definitions
shall be deemed incorporated herein;
1.1.28 “ERGO URANIUM”
shall mean Ergo Uranium (Proprietary)
Limited (Reg No 2007/017509/07), a
company indirectly controlled by
MINTAILS AUS;
1.1.29 “ERGO URANIUM
GOLD CIRCUIT”
shall, if the CONSOLIDATION EVENT
is not timeously triggered, mean a gold
circuit which ERGO URANIUM may
establish to treat the MATERIAL from
the ERGO MINING RESOURCE, the
PAMODZI RESOURCE and the
ORPHAN DUMPS for gold, on the basis
that the economic benefits to be derived
therefrom, less all COSTS occasioned
thereby, shall redound to the exclusive

benefit of ERGO URANIUM;
1.1.30 “ERPM”
shall mean East Rand Proprietary
Mines Limited (a wholly owned
subsidiary of DRD SA) and shall be
deemed to include its successors in
title;
1.1.31 “ERPM ASSETS”
shall mean what is generally known and
des c ribed as the E ls burg Mi ning
Tailings and the infrastructure therefor,
collectively comprising:-
1.1.31.1
the ELSBURG DUMPS;
1.1.31.2 the old order used mining
RIGHTS attaching thereto;
and
1.1.31.3
the ERPM rights to pump,
subject to regulatory
constraints, subterranean
water on the basis that the
receiving party will assume
the obligation for payment of
a proportionate share of the

COSTS associated there-
with,
1.1.32 “ERPM JOINT
VENTURE
PARTICIPATION”
to the exclusion of the ‘
Cason Tailings
’,
the latter being part of the remainder of
CROWN’s existing “
Life of Mine
”;
shall mean the joint venture interest of
50% (fifty per centum) in the ELSBURG
JV to be allocated to ERPM as more
fully referred to hereafter, inter alia, in
consideration for the conclusion by
ERPM of the MININGUSER
CONTRACT;
1.1.33 “FEASIBILITY STUDY”
shall mean the study to be undertaken
by ERGO MINING (in consultation with
CROWN, the ELSBURG JV and ERGO
URANIUM ) and at its COST t o
determine whether the
CONSOLIDATION PROCESS will be
economically viable and in the interests
of CROWN, the ELSBURG JV, ERGO
MINING and ERGO URANIUM and
which, if positive, will entitle ERGO
MINING

CONSOLIDATION EVENT;
1.1.34
“HVH”
shall mean HVH Gold (Proprietary)
Limited, an indirect subsidiary of
MINTAILS SA;
1.1.35 “HVH AGREEMENT”
shall mean the memorandum of
agreement entered into by and between
ANGLGOLD, HVH and Skeat Gold
Mining Limited at Johannesburg on the
20 November 2006 relating to the sale
and purchase respecti vely of the
BRAKPAN PLANTS and shall be
deemed to include the first addendum
thereto dated the 9 May 2007;
1.1.36 “KEY INDIVIDUALS”
shall mean members of the senior
management and/or those persons
occupying key positions at CROWN
and/or ERGO MINING and/or ERPM
and who may be seconded from time to
time by such companies to:-
•
the ELSBURG JV for the conduct
of its BUSINESS; or
•
ERGO MINING for the conduct of

its BUSINESS , that is the
operations of the CONSOLIDA-
TION PROCESS , if the
CONSOLIDATION EVENT is
triggered,
and on the basis that such individuals
will remain employed by the company in
question but whose remuneration
package shall nevertheless be paid by
the ELSBURG JV or ERGO MINING,
as the case may be;
1.1.37
“LAND”
shall mean the freehold land upon
which the ELSBURG DUMPS are
situated and as delineated in green on
the plan annexed hereto marked
“K”, the relevant lot numbers being
more fully described in the table therein
contained (the area delineated in pink is
an area upon which the ELSBURG
DUMPS are also situated, same
however being the property of the
Ekhurhuleni Council);

1.1.38 “LEASE”
shall mean the agreement of lease to
be entered into by and between ERPM
as the lessor and the ELSBURG JV as
the lessee of the LAND upon which the
dumps are situated so as to enable the
ELSBURG JV to mine, recover, treat
and process the gold bearing ore on the
ELSBURG DUMPS in terms of PHASE
1 , and on the salient terms and
conditions more fully set forth in the
schedule annexed hereto and marked
“L”;
1.1.39
“MATERIAL”
shall collectively mean the ore bearing
material bearing gold and other
MINERALS;
1.1.40 “MHSA”
shall mean the Mines Health and Safety
Act, No 29 of 1996;
1.1.41
“MINERALS”
shall, after the completion of each run of
PHASE 1, mean:-
1.1.41.1 any gold; and

metals bearing ore or other
materials, inter alia , uranium
and sulphuric acid to be
mined, recovered and
processed by ERGO
MINING from the ELSBURG
JV RESOURCE and if the
CONSOLIDATION
PROCESS is activated, then
from the POST
CONSOLIDATION EVENT
RESOURCES
1.1.42 “MINING USER
CONTRACT”
shall mean this agreement [governing,
inter alia, the mini ng, recovery,
treatment and processing of:-
•      gold from the ore extracted from the
ELSBURG DUMPS by the
ELSBURG JV; and
•      MINERALS from the POST

       CONSOLIDATION EVENT

        RESOURCES in the event of the

        activation of the CONSOLIDATION

        PROCESS,

as the case may be] and shall be
deemed to include all annexes thereto
which shall be initialled or signed, as
the case may be, by the PARTIES for
purposes of identification;
1.1.43
“MINTAILS AUS”
shall mean Mintails Limited of Australia,
a public company, the shares whereof
are listed on the Australian Stock
Exchange;
1.1.44
“MINTAILS SA”
shall mean MinTails SA (Proprietary)
Limited (Reg No 2004/007547/07), a
company indirectly controlled by
MINTAILS AUS;
1.1.45 “MOGALE”
shall mean Mogale Gold (Proprietary)
Limited (a wholly owned subsidiary of
MINTAILS SA and in the course of
being restructured to facilitate the entry
of a Black Economic Empowerment
shareholder) and shall be deemed to
include its successors in title;
1.1.46 “MPRDA”
shall mean the Mineral and Petroleum

2002, as amended;
1.1.47 “ORPHAN DUMPS”
shall mean the mine tailings dumps in
respect whereof the RIGHTS to mine
have been applied for by ERGO
MINING and which are situate upon
land either in close proximity to the
BRAKPAN PLANTS or in other areas
where the mining RIGHTS attaching
thereto have lapsed for whatever
reason;
1.1.48 “PAMODZI
RESOURCE”
shall mean what is generally known and
described as the Grootvlei Dumps
which ERGO URANIUM is currently
negotiating to acquire from Pamodzi
Gold Limited and as more fully identified
in a schedule thereof annexed hereto
and marked “M”
;
1.1.49 “PARTICIPANTS”
shall, if the CONSOLIDATION EVENT
is timeously triggered, mean:-
•
•

•
CROWN in respect of the CROWN
RESOURCE;
ERGO MINING in respect of the

ELSBURG JV RESOURCE, the
ERGO MINING RESOURCE and
the ORPHAN DUMPS; and
•
ERGO URANIUM in respect of the
PAMODZI RESOURCE;
1.1.50 “PARTIES”
shall mean all six parties to the MINING
USER CONTRACT;
1.1.51 “PHASE 1”
shall mean each and every extraction of
gold bearing ore from the ELSBURG
DUMPS (which for the purposes hereof
shall be deemed to include what is
generally known and described as the
Benoni Dumps) and the treatment and
processing thereof by the ELSBURG
JV and the subsequent realisation of
the gold by the ELSBURG JV as agent
for and on behalf of ERPM and on the
basis that the net proceeds thereof shall
redound to the exclusive benefit of the
ELSBURG JV and paid to it on a
quarterly basis and whereafter the
ELSBURG JV RESOURCE shall be
dumped onto the Brakpan Tailings Dam

pending the activation of PHASE 2;
1.1.52
“PHASE 2”
shall, following the completion of each
gold bearing ore run of PHASE 1, mean
the extraction of the MINERALS from
the POST CONSOLIDATION EVENT
RESOURCES in the event of the
CONSOLIDATION EVE NT being
triggered and on the basis that the
ec onomic benef its to be derived
therefrom, less the COSTS occasioned
thereby, shall redound to the exclusive
benefit of ERGO MINING;
1.1.53
“POST
CONSOLIDATION
EVENT RESOURCES”
shall collectively mean the ELSBURG
JV RESOURCE and the PRE-
CONSOLIDATION EVENT
RESOURCES;
1.1.54
“PRE
CONSOLIDATION
EVENT RESOURCES”
shall collectively mean the CROWN
RESOURCE, the ERGO MINING
RESOURCE , the PAMODZI
RESOURCE and the ORPHAN
DUMPS;

1.1.55
“RIGHTS”
shall mean all the mining and ancillary
rights whic h may be operative in
respect of one, more or all of the
CONSOLIDATED ASSETS and/or the
ELSBURG JV and/or ERPM and/or
ERGO MINING as granted by the DME
and/or its predecessor from time to time
and in no way derogating therefrom
shall, in the event of the
CONSOLIDATION EVENT being
triggered, include CROWN and/or the
CROWN RESOURCE and/or ERGO
MINING and/or the ERGO MINING
RESOURCE and/or the ELSBURG JV
RESOURCE and/or the ORPH AN
DUMPS and/or ERGO URANIUM
and/or the PAMODZI RESOURCE and
in no way derogating from the
aforegoing shall, in relation to ERPM,
include the Surface Right permits more
fully reflected on the plan and schedule
annexed hereto marked “N”
;
1.1.56 “SERVICE LEVEL
shall mean the stand-alone service level
AGREEMENT/S”

between:-
•    the ELSBURG JV of the one part
and one or more of CROWN,
ERGO MINING or ERPM of the
other part; and/or

•      ERGO MINING of the one part and
one or mo re of CROW N, the
ELSBURG JV or ERGO URANIUM
or ERPM of the other part,
and relating to the supply of those
services more fully identified in Annexe
“O” hereto, to facilitate the conduct by
the ELSBURG JV of its BUSINESS and
by ERGO MINING of its BUSINESS and
the COSTS applicable thereto shall be
borne and paid by one or more of the
PARTICIPANTS as set forth in such
schedule;
1.1.57
“SERVITUDES”
shall mean all and/or any notarial deeds
of servitude or cession of existing
servitudes or surface right permits, as
the case may be, to be executed and
registered (where applicable) by any

one or more of the PARTIES in favour
of the other/s of them in perpetuity and
whether such servitudes or surface right
permits are for any one or more or all of
the following:-
1.1.57. the ri ght of way f or
road and/or railway line
purposes;
1.1.57.2       the conveyanc e of mine
water and/or slurry
pipelines;
1.1.57.3      overhead or underground
electrical cables for the
transmission of electricity;
1.1.57.4 the laying of pipelines for
any justifiable mining; and
1.1.57.5 tailings pipelines and/or
pump stations;
and such other servitudes or permits as
may be necessary in order to facilitate
the conduct of the BUSI NESSES

1.1.60 “VAT ACT”
shall mean the Value Added Tax Act, No
contemplated by the MINING USER
CONTRACT and all of which, once
granted, shall be operative in perpetuity
and whether same are effected by way
of cession of existing servitudes or
pursuant to new servitudes following on
the appropriate surveys and the
preparation and registration of the
relevant surveyor diagrams;
1.1.58 “SIGNATURE DATE”
shall mean the date of signature of the
MINING USER CONTRACT by the
PARTY last signing same;
1.1.59 “TERM SHEET”
shall mean the Term Sheet entered into
on or about the 23 November 2007 by
and between CROWN, DRD SA; ERPM,
ERGO MINING, ERGO URANIUM,
HVH, MINTAILS AUS, MINTAILS SA
and MOGALE and relating to a joint
venture between DRD SA of the
Republic of South Africa and MINTAILS
AUS and/or their respective subsidiaries;

construed as limiting the meaning of the general wording preceding it and the
89 of 1991, as amended.
1...2 Words importing:-
1.2.1
the singular shall include the plural and vice versa;
1.2.2 any one gender shall include the others;
1 .2.3 persons shall, where the context admits, include firms or corporations.
1..3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.
1..5
When any number of days is prescribed in the MINING USER CONTRACT, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the
Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.
1.6 The use of the word “
including
” followed by a specific example/s shall not be

eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.
1..7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the MINING USER CONTRACT.
1.8
The terms of the MINING USER CONTRACT having been negotiated, the contra pro ferentem
rule shall not be applied in the interpretation thereof.
1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example “
winding-up
” or
“
curatorship
”) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the MINING
USER CONTRACT may apply or to the laws of which any party cited hereunder may be or become subject.
2.
Recordal
It is recorded that:-
2.1
DRD SA and MINTAILS AUS, acting through their respective subsidiaries, have agreed, pursuant to the TERM SHEET, to establish a large uranium, gold and other minerals, mining, recovery, treatment and processing business;

respect of the BRAKPAN PLANTS with effect from the 31 July
2.2
to this end the MINING USER CONTRACT and the ANCILLAY
AGREEMENTS are to be concluded between DRD SA and/or any one or more of its subsidiaries on the one hand and MINTAILS AUS and/or any one or more of its subsidiaries on the other hand;
2.3 as an integral part of the aforegoing:-
2.3.1
DRD SA and MINTAILS SA have caused to be established a
special purpose vehicle, namely ERGO MINING (with its
shareholders as CROWN and ERGO URANIUM) on the one hand
and a joint venture, namely the ELSBURG JV (with its joint
venturers as ERPM and MOGALE) on the other hand;
2.3.2
the ERPM ASSETS are owned by ERPM and it has agreed:-
2.3.2.1
to grant the ELSBURG JV the right to use the same;
and
2.3.2.2
to l eas e the LAND upon which the E LS BU R G
DUMPS are situated to the ELSBURG JV in terms of
the LEASE,
for the duration of the MINING USER CONTRACT and for the
purposes therein set forth;
2.3.3
ERGO MINING has acquired the ERGO MINING ASSETS (in

extract the gold content therefrom and on the
2008 albeit that it had the usage thereof from the EFFECTIVE
DATE) and is the owner of the ERGO MINING RESOURCE and it
has agreed to lease to the ELSBURG JV:-
2.3.3.1
the BRAKPAN CIL 1 PLANT; and
2.3.3.2 those movables which constitute an integral part of the
ERGO MINING ASSETS and as more fully identified
in a schedule thereof annexed hereto and marked
“P”,
for the duration and for the purposes of this agreement;
2.3.4
ERPM and ERGO MINING have accordingly agreed that the
CONSOLIDATED ASSETS are used by the ELSBURG JV to
mine, recover, treat and process the ELSBURG DUMPS on a
basis whereby:-
2.3.4.1
the CONSOLIDATED ASSETS will remain the
property of ERPM or ERGO MINING, as the case may
be;
2.3.4.2
the ELSBURG DUMPS will be mined, treated and
processed in two phases as follows:-
•
PHASE 1 : by the ELSBURG JV in order to

basis that economic benefits to be derived
therefrom will redound to the exclusive benefit
of ELSBURG JV where as the COSTS
attributable thereto shall be borne and paid by
the ELSBURG JV; and thereafter
•
PHASE 2 : by ERGO MINING for the
extraction of the MINERALS from the POST
CONSOLIDATION EVENT RESOURCES in
the event of the CONSOLIDATION EVENT
being triggered, and on the basis that the
economic benefits to be derived therefrom will
redound to the exclusive benefit of ERGO
MINING and the COSTS attributable to
PHASE 2 shall be borne and paid by ERGO
MINING and/or the PARTICIPANTS as more
fully referred to hereafter;
2.4
ownership of the CONSOLIDATED ASSETS and all the RIGHTS will remain vested in:_
2.4.1
CROWN in respect of the CROWN RESOURCE; and/or
2.4.2
ERPM in respect of the ELSBURG DUMPS; and/or
2.4.3
ERGO MINING in respect of:-

2.4.3.1
the ELSBURG JV RESOURCE, the ERGO MINING
RESOURCE and the ORPHAN DUMPS )from the
date of the acquisition thereof); and/or
2.4.3.2
the ERGO MINING ASSETS (inrespect of the
BRAKPAN PLANTS with effect from the 31 July 2008
albeit that it had the us age thereof from the
EFFECTIVE DATE); and/or
2.4.4
ERGO URANIUM in respect of the PAMODZI RESOURCE (from
the date of the acquisition thereof),
as the case may be;
2.5
ERGO MINING shall, pursuant to the MINING USER CONTRACT, mine, recover, treat and process the MINERALS through the POST
CONSOLIDATION EVENT RESOURCES in terms of PHASE 2 in order to exploit the economic benefits to be derived therefrom; and
2.6
the PARTIES have reached agreement in regard to all the aforegoing as more fully set forth hereafter.
3.
Condition Precedent
3.1
Notwithstanding anything to the contrary in the MINING USER CONTRACT

AGREEMENTS by the respective parties thereto - on or before the 21 August
2008.
3.2
The aforesaid condition shall be capable of being waived by all the PARTIES in writing at any time on or before the date afore-referred to.
3.3 Should the aforesaid condition not be fulfilled or waived within the period afore-
referred to or within such extended period/s as the PARTIES may in writing agree upon, then and in such event and as a pre-requisite to any termination of the MINING USER CONTRACT, the PARTIES shall meet and in good faith enter into negotiations with the objective of addressing the problem giving rise to the possible termination of such contract so as to facilitate the continuity thereof in the interests of all the PARTIES. Should the problem not be capable of being addressed after the expiration of a period of 90 (ninety) days following on such meeting, then and in such event only shall the MINING USER
CONTRACT be deemed null and void ab initio and the PARTIES shall, to the extent that the MINING USER CONTRACT may have been partially implemented, be obliged to restore each other as near as possible to the status quo ante and none of the PARTIES shall have any claim/s against the other or others of them, as the case may be, save and except in the event of a breach of the provisions of clause 3.4 infra.
3.4
The PARTIES reciprocally warrant in favour of each other that they will in good faith use their best endeavours to timeously sign and/or procure the signature of all documents and/or the furnishing of all relevant information as may be

Applicable to each of them, upon written request therefor to facilitate the fulfilment of the conditions in clause 3.1 supra.
4.
Warranties
4.1
By CROWN
Subject to the fulfilment or waiver of the condition precedent in clause 3.1 supra, CROWN does hereby represent and warrant in favour of the remaining
PARTIES and upon the veracity whereof the MINING USER CONTRACT shall be founded and which warranties shall be fundamental to the transaction, that:-
4.1.1
the CROWN RESOURCE is lawfully and beneficially owned by
CROWN and it is accordingly entitled to deal therewith in
accordance with the provisions of the MINING USER CONTRACT
and that such resource is not subject to the rights of any third parties, whether in relation to any encumbrance or otherwise;
4.1.2 to the best of its knowledge and belief, there is no impediment, be it from the DME or otherwise, to the conclusion of the MINING
USER CONTRACT and in relation to the subject matter thereof;
4.1.3
in the event of ERGO MINING electing to trigger the
CONSOLIDATION EVENT, then for the duration of the MINING
USER CONTRACT, it undertakes to make available to ERGO
MINING the use of the CROWN RESOURCE for the

CONSOLIDATION PROCESS and agrees to participate in such
process to the full extent thereof;
4.1.4 it shall, as far as possible and to the extent required, grant such
RIGHTS and/or SERVITUDES to the ELSBURG JV and/or ERGO
MINING (in the event of the CONSOLIDATION PROCESS being
pursued) so as to facilitate the conduct of their respective
BUSINESSES. The aforegoing, however, will exclude the
CROWN processing plant, the ownership and use whereof shall be retained by CROWN;
4.1.5
it shall second to the ELSBURG JV and/or ERGO MINING such
KEY INDIVIDUALS in its employ as may be requested from time
to time by the ELSBURG JV and/or ERGO MINING and on the
basis more fully set forth in clause 1.1.36 supra;
4.1.6
it will enter into such SERVICE LEVEL AGREEMENT/S as may be
required of it for the purposes of giving effect to its obligations under the MINING USER CONTRACT;
4.1.7 in no way derogating from clauses 4.1.1 to 4.1.6 supra, it will sign whatever documentation may be reasonably required in order to give effect to the provisions of this clause 4.1, upon request therefor; and

4.1.8
it shall at all times comply with the ENVIRONMENTAL
LEGISLATION and participate, to the extent necessary, in the
EMP and take all precautions in relation to the ENVIRONMENT.
4.2
by ERPM
Subject to the fulfilment or waiver of the condition precedent in clause 3.1 supra, ERPM does hereby represent and warrant in favour of the remaining
PARTIES and upon the veracity whereof the MINING USER CONTRACT shall be founded and which warranties shall be fundamental to the transaction, that:-
4.2.1
the ERPM ASSETS are lawfully and beneficially owned by ERPM
and that it is accordingly entitled to deal therewith in accordance with the provisions of the MINING USER CONTRACT and that
such assets are not subject to the rights of any third parties, whether in relation to any encumbrance or otherwise;
4.2.2 to the best of its knowledge and belief, there is no impediment, be it from the DME or otherwise, to the conclusion of the MINING
USER CONTRACT and in relation to the subject matter thereof;
4.2.3 it will, upon written request therefor by any of the remaining
PARTIES, sign such documentation and furnish such information as may be reasonabl y requested so as to facilitate the
implementation of the MINING USER CONTRACT;

4.2.4
it is the lawful holder of all the RIGHTS (in the case of the
ELSBURG DUMPS subject only to the “
old order mining rights
”
held by it being accepted by the DME as against the filing of an amended EMP) to mine the ELSBURG DUMPS so as to extract
the MATERIAL therefrom, including the right to sub-contract the same to the ELSBURG JV, upon the terms and conditions set
forth in the MINING USER CONTRACT;
4.2.5 it shall, as far as possible and to the extent required, grant such
RIGHTS and/or SERVITUDES to the ELSBURG JV and/or ERGO
MINING (in the event of the CONSOLIDATION PROCESS being
pursued), so as to facilitate the conduct of their respective
BUSINESSES;
4.2.6
it shall, within a period of 14 (fourteen) days after the SIGNATURE
DATE, enter into the LEASE with the ELSBURG JV upon the
salient terms and conditions set forth in Annexe “L” hereto and shall at all times discharge its obligations thereunder;
4.2.7
it shall second to the ELSBURG JV and/or ERGO MINING such
KEY INDIVIDUALS in its employ as may be requested from time
to time by the ELSBURG JV and/or ERGO MINING and on the
basis more fully set forth in clause 1.1.36 supra; and

4.2.8
it shall enter into such SERVICE LEVEL AGREEMENT/S as may
be required of it for the purposes of giving effect to its obligations under the MINING USER CONTRACT; and
4.2.9
it shall at all times comply with the ENVIRONMENTAL
LEGISLATION and participate, to the extent necessary, in the
EMP and take all precautions in relation to the ENVIRONMENT.
4.3
By ERGO MINING
Subject to the fulfilment or waiver of the conditions precedent in clause 3.1 supra, ERGO MINING does hereby represent and warrant in favour of the remaining PARTIES and upon the veracity whereof the MINING USER
CONTRACT shall be founded and which warranties shall be fundamental to the transaction, that:-
4.3.1
ERGO MINING was entitled to the usage of the ERGO MINING
ASSETS and the ERGO MINING RESOURCE with effect from the
EFFECTIVE DATE and shall with effect from the 31 July 2008
acquire the beneficial ownership thereof and that it is accordingly entitled to deal therewith in accordance with the provisions of the
MINING USER CONTRACT and that such assets are not subject
to the rights of any third parties, other than those rights which are reserved in favour of ANGLOGOLD in terms of the ANGLOGOLD
AGREEMENT (which are contingent upon payment not being

made as provided in terms of such agreement) and of which the
PARTIES are fully cognisant;
4.3.2
it has made application to the DME for such of the RIGHTS as may be necessary for the purposes of the MINING USER CONTRACT
and in accordance with a copy of such application which is
annexed hereto and marked “Q” and so as to facilitate the mining, recovery, treatment and processing of the MINERALS from the
ELSBURG JV RESOURCE and to the extent necessary, will apply
to supplement same in the event of the activation of the
CONSOLIDATION PROCESS and incorporation therein of the
PRE CONSOLIDATION EVENT RESOURCES;
4.3.3
it shall make the BRAKPAN CIL 1 PLANT available to the
ELSBURG JV for its use for the conduct of its BUSINESS and for the duration of the MINING USER CONTRACT;
4.3.4 it will use its reasonable commercial endeavours, as soon as possible after the SIGNATURE DATE, to acquire the ORPHAN
DUMPS;
4.3.5
it will cause the FEASIBILITY STUDY to be undertaken at its
COST as soon as possible after the SIGNATURE DATE with the
objective of obtaining a positive result thereto as soon as possible and it shall report on a regular basis to the remaining PARTIES as to its progress;

4.3.6
it shall make available to the remaining PARTIES and to facilitate the activation of the CONS OLID AT ION PROCESS, the
BRAKPAN PLANTS to mine, treat and process the MINERALS
from the POST CONSOLIDATION EVENT RESOURCES;
4.3.7 it shall, as far as possible and to the extent required, grant such
RIGHTS and/or SERVITUDES to the remaining PARTIES (in the
event of the CONSOLIDATION PROCESS being pursued), so as
to facilitate the conduct of their respective BUSINESSES;
4.3.8
it shall, in the event of the CONSOLIDATION EVENT being
triggered, take all reasonable steps to establish and maintain adequate deposition capacity in order to receive the POST
CONSOLIDATION EVENT RESOURCES for the mining, recovery,
treatment and processing of the MINERALS from such resources on the basis that the COSTS occasioned thereby shall be borne and paid by the PARTICIPANTS and furthermore on the basis that the economic benefits to be derived therefrom, shall redound to its exclusive benefit. The aforegoing shall be established in
accordance with a processing schedule of the “
Life of Mine
” of the
ELSBURG JV;
4.3.9
it shall enter into such SERVICE LEVEL AGREEMENT/S as may
be required of it for the purposes of giving effect to its obligations under the MINING USER CONTRACT;

4.3.10
it shall at all times comply with the ENVIRONMENTAL
LEGISLATION and participate in the EMP and take all precautions in relation to the ENVIRONMENT;
4.3.11 it will, upon written request therefor, by any of the remaining
PARTIES, sign such documentation and furnish such information as may be reas onabl y requested so as to facilitate the
implementation of the MINING USER CONTRACT;
4.3.12
it shall be obliged to receive and dispose of the ELSBURG JV
RESOURCE at a rate of at least 1 250 000 (one million two
hundred and fifty thousand) tonnes per month with effect from the
1 October 2008 on the condition that the running COSTS
associated therewith, are borne by the ELSBURG JV unless
ERGO MINING also treats such tailings as part of PHASE 2, in which event and from which date the COSTS shall be borne by the
ELSBURG JV and ERGO MINING in equal shares; and
4.3.13 it shall be obliged to take all reasonable steps to establish and maintain adequate deposition capacity in order to receive the tailings of the ELSBURG JV and, to the extent applicable, of the
PRE CONSOLIDATION EVENT RESOURCES on the basis that
the PARTICIPANTS shall proportionately pay the COSTS in
proportion to the percentage of the tailings which each
PARTICIPANT contributes in relation to the overall tailings
deposited, and of creating additional deposition capacity, if any.

4.4
by ERGO URANIUM
Subject to the fulfilment or waiver of the condition precedent in clause 3 supra, ERGO URANIUM does hereby represent and warrant in
favour of the remaining PARTIES and upon the veracity whereof the MINING USER CONTRACT shall be founded and which
warranties shall be fundamental to the transaction, that:-
4.4.1
in the event of ERGO MINING electing to trigger the
CONSOLIDATION EVENT, then for the duration of the
MINING USER CONTRACT, it undertakes to make
available to ERGO MI NI N G the use of the PAM O DZI
RE S OURC E for the CONSOLIDATION PROCESS
and agrees to participate in such process to the full extent thereof;
4.4.2
it shall, to the extent required, grant SERVITUDES to the
ELSBURG JV or ERGO MINING (in the event of
t h e CONSOLIDATION PROCESS being pursued) so as
to facilitate the conduct of their respective BUSINESSES;
4.4.3
it shall second to the ELSBURG JV and/or ERGO MINING such
KEY INDIVIDUALS in its employ as may be requested
from time to time by the ELSBURG JV and/or ERGO
MINING and on the basis more fully set forth in clause
1.1.36 supra

4.4.4
it shall enter into such SERVICE LEVEL AGREEMENT/S as
may be required of it for the purposes of giving effect to its obligations under the MINING USER CONTRACT;
4.4.5 it shall use its reasonable commercial endeavours to procure the acquisition of the PAMODZI RESOURCE as soon as possible after the SIGNATURE DATE so that same will become available to
ERGO URANIUM and in the event of ERGO MINING electing to
trigger the CONSOLIDATION EVENT, ERGO URANIUM
undertakes to make such resource available to ERGO MINING for the implementation of the CONSOLIDATION PROCESS;
4.4.6 it shall, as far as possible and to the extent required, grant such
RIGHTS and/or SERVITUDES to any one or more of the remaining
PARTIES (in the event of the CONSOLIDATION PROCESS being
pursued), so as to facilitate the conduct of their respective
BUSINESSES;
4.4.7
it facilitated the usage of the BRAKPAN PLANTS by ERGO
MINING retrospectively with effect from the EFFECTIVE DATE
and agreed to sell same to ERGO MINING with effect from the 31
July 2008 on the basis that the risks and benefits of usage passed on the EFFECTIVE DATE and the risks and benefit of ownership passed on the 31 July 2008; and

4.4.8 it will sign whatever documentation may be required in order to give effect to the provisions of this clause 4.4, upon request therefor.
4.5
by the ELSBURG JV
Subject to the fulfilment or waiver of the condition precedent in clause 3 supra, the ELSBURG JV does hereby represent and warrant in favour of the remaining PARTIES and upon the veracity whereof the MINING USER
CONTRACT shall be founded and which warranties shall be fundamental to the transaction, that:-
4.5.1
it shall, for the duration of the MINING USER CONTRACT, fully comply with the RIGHTS which will enable it to mine, recover, treat and process the ore situate on the ELSBURG DUMPS and with
the right to sub-contract the same to the ELSBURG JV in
accordance with the MINING USER CONTRACT and with the
objective of extracting therefrom the gold bearing ore;
4.5.2 it shall employ such parties as may be necessary for the conduct of its BUSINESS and to the extent so determined by it, it will require CROWN and/or ERGO MINING and/or ERPM to second
such of their KEY INDIVIDUALS as it considers reasonable and necessary for such purposes;

4.5.3 it will take all necessary steps to process the gold bearing ore through PHASE 1 and will then cause the gold extracted to be realised in its capacity as agent for ERPM through Rand Refineries
Limited and it shall account to ERPM on a quarterly basis for the proceeds of all realisations, less the COSTS occasioned thereby;
4.5.4
it will enter into the LEASE with ERPM for the period and upon the salient terms and conditions set forth in Annexe “L” hereto and it will at all times comply with all and sundry its obligations thereunder, including and in no way derogating therefrom the
ENVIRONMENT and similar such requirements;
4.5.5
it shall enter into such SERVICE LEVEL AGREEMENT/S as may
be required of it for the purposes of giving effect to its obligations under the MINING USER CONTRACT;
4.5.6
it shall supply the ELSBURG JV RESOURCE to ERGO MINING
so as to enable the latter to extract the MINERALS thereform and ownership whereof shall be deemed to have passed from the
ELSBURG JV to ERGO MINING after the completion of each run
of PHASE 1;
4.5.7 it shall, as far as possible and to the extent required, grant such
RIGHTS and/or SERVITUDES to the remaining PARTIES (in the
event of the CONSOLIDATION PROCESS being pursued), so as
to facilitate the conduct of their respective BUSINESSES;

4.5.8 it will sign whatever documentation may be required in order to give effect to the provisions of this clause 4.5, upon request therefor; and
4.5.9
it shall at all times comply with the ENVIRONMENTAL
LEGISLATION and to the extent necessary, participate in the EMP and take all precautions in relation to the ENVIRONMENT.
4.6 by MOGALE
Subject to the fulfilment or waiver of the condition precedent in clause 3 supra,
MOGALE does hereby represent and warrant in favour of the remaining
PARTIES and upon the veracity whereof the MINING USER CONTRACT shall be founded and which warranties shall be fundamental to the transaction, that:-
4.6.1 to the extent that it has not completed the refurbishment of the
BRAKPAN CIL 1 PLANT, it shall do so at its expense as
expeditiously as possible after the SIGNATURE DATE;
4.6.2
it initially acquired the BRAKPAN PLANTS from HVH and
thereafter sold same to ERGO URANIUM;
4.6.3 it will, as far as possible and to the extent required, grant such
RIGHTS and/or SERVITUDES to the ELSBURG JV so as to
facilitate the conduct of its BUSINESS;

4.6.4
it shall second to the ELSBURG JV such KEY INDIVIDUALS in its employ as may be requested from time to time by the ELSBURG
JV and on the basis more fully set forth in clause 1.1.37 supra;
4.6.5
it will enter into such SERVICE LEVEL AGREEMENTS as may be
required of it for the purposes of giving effect to its obligations as a joint venturer under the ELSBURG JV and as read with the
MINING USER CONTRACT;
4.6.6
in no way derogating from any other provision of the MINING
USER CONTRACT, it will sign whatever documentation may be
reasonably required in order to give effect to the provisions of this clause 4.6, upon request therefor.
5. Appointments
5.1
On the CLOSING DATE and retrospectively with effect from the EFFECTIVE
DATE:-
5.1.1
ERPM of the one part does hereby appoint the ELSBURG JV of
the other part, to mine, treat and process the ELSBURG DUMPS to extract the gold bearing ore therefrom in terms of PHASE 1 and the ELSBURG JV accepts the rights and obligations hereby
conferred on it in terms of the MINING USER CONTRACT; and

5.1.2
the ELSBURG JV does hereby appoint ERGO MINING, with the
concurrence of ERPM, to mine, treat and process the ELSBURG
JV RESOURCE to extract the MINERALS therefrom in terms of
PHASE 2 and ERGO MINING accepts the rights and obligations
hereby conferred on it in terms of the MINING USER CONTRACT.
5.2.1 The benefits of and risks attaching to the aforesaid appointments shall, unless provided to the contrary hereafter, pass from ERPM to the ELSBURG JV on the one hand and from the latter to ERGO
MINING on the other hand retrospectively with effect from the
EFFECTIVE DATE and subject to the arrival of the CLOSING
DATE.
5.2.2 Notwithstanding anything to the contrary in 5.2.1 supra, the
PARTIES agree that all COSTS incurred in the conduct of the
aforegoing operations, shall in relation to PHASE 1, be borne and paid by the ELSBURG JV and in relation to PHASE 2, by ERGO
MINING and on the basis that the income accruing from the mining operations from PHASE 1 shall redound to the exclusive benefit of the ELSBURG JV and from PHASE 2, to the exclusive benefit of
ERGO MINING.
5.2

6. LEASE
6.1
In no way derogating from any other provision of the MINING USER
CONTRACT and subject to the fulfilment or waiver of the condition precedent in clause 3 supra, ERPM does hereby with effect from the EFFECTIVE DATE, lease the LAND and what the PARTIES contend constitute the movable assets situate thereupon, that is the ELSBURG DUMPS, to the ELSBURG JV, for the period and upon the remaining salient terms and conditions as set forth in
Annexe “L” hereto, so as to enable the ELSBURG JV to mine, recover, treat and process the MATERIAL with the objective of extracting gold therefrom for the exclusive benefit of the ELSBURG JV, whereafter the ELSBURG JV
RESOURCE (the ownership whereof shall be deemed to have passed to
ERGO MINING) shall be dumped onto the Brakpan Tailings Dam pending the activation of PHASE 2 when such resource, together with the PRE
CONSOLIDATION EVENT RESOURCES, shall be mined, recovered, treated and processed through PHASE 2, in accordance with the processing schedule and “
Life of Mine
” of the ELSBURG JV and ERGO MINING.
6.2 The LEASE shall continue uninterruptedly and indefinitely until the earlier of:-
6.2.1
the written agreement of ERPM, the ELSBURG JV and ERGO
MINING that the economic benefits to be derived from the mining of the ELSBURG DUMPS have either been exhausted or that
same are no longer economically viable; or

6.2.2 the cancellation thereof in the event of a material breach of any of the material provisions of the LEASE which cannot be remedied by monetary compensation and notwithstanding the expiration of a mora
period of 90 (ninety) days and on the basis that if the
cancellation is disputed, then viz-a-viz the lessor and the lessee, the arbitration provisions set forth in clause 20 infra, shall be and become applicable.
6.3
The PARTIES shall use their best endeavours to furnish all information in connection with the aforegoing and to sign all requisite documentation in order to ensure that the aforesaid provisions are fully implemented as expeditiously as possible.
7. Ownership of MATERIAL
Notwithstanding anything to the contrary in the whole of the MINING USER
CONTRACT contained:-
7.1
ownership of the MATERIAL situate on the ELSBURG DUMPS shall vest in
ERPM until the completion of PHASE 1 when such MATERIAL shall leave the
BRAKPLAN CIL 1 PLANT after the extraction of the gold therefrom (for the avoidance of doubt it is expressly recorded that the MATERIAL remains the property of ERPM until after it has been treated for gold and it leaves the
BRAKPAN CIL 1 PLANT, at which point in time it becomes the property of
ERGO MINING). From that point onwards ERGO MINING shall be obliged to receive the residue and ownership thereof shall be deemed to have passed to it together with the risks and benefits attached thereto and on the basis that the income to be derived therefrom, shall redound to the exclusive benefit of
ERGO MINING; and
7.2
ownership arising from the processing of the PRE CONSOLIDATION EVENT
RESOURCES in the event of the CONSOLIDATION EVENT being triggered, shall vest in ERGO MINING upon same entering the BRAKPAN CIL 2 PLANT and on the basis that the income derived therefrom, shall redound to the exclusive benefit of ERGO MINING for the ultimate benefit of its shareholders, namely CROWN and ERGO URANIUM, in equal shares.
8.
Duration
8.1
Subject to the arrival of the CLOSING DATE, the MINING USER CONTRACT shall be deemed to have commenced on the EFFECTIVE DATE and shall continue until:-
8.1.1
the PARTIES will have unanimously agreed in writing that the economic benefits to be derived from the mining of:-
8.1.1.11the ELSBURG DUMPS (including the ELSBURG JV
RESOURCE) will have been exhausted or will no
longer be economically viable; or
8.1.1.21the PRE CONSOLIDATION EVENT RESOURCES (in

been triggered), will have been exhausted or will no
longer be economically viable, or
8.1.2 the written cancellation thereof in the event of a material breach of any of the material provisions of the MINING USER CONTRACT
which cannot be remedied by monetary compensation and
notwithstanding the expiration of a mora period of 90 (ninety) days and on the basis that if the cancellation is disputed, then the arbitration provisions set forth in clause 20 infra, shall be and become applicable,
whichever shall be the earlier.
8.2
Notwithstanding the aforegoing the PARTIES shall at all times in good faith use their best endeavours to procure the continuance of the MINING USER
CONTRACT so as to facilitate the fulfilment of their common objectives.
9.
Obligations/Entitlements
9.1
The ELSBURG JV shall mine and exploit the ELSBURG DUMPS on behalf of
ERPM and for this purpose it shall provide ERPM with the names of competent persons to be appointed, as required in terms of the MHSA and MPRDA, and their acceptance of the appointments and the ELSBURG JV shall make all such other appointments as ERPM may reasonably request in connection with the aforegoing.

conduct such inspections and audits in connection with the CONSOLIDATED
9.2
Subject to the arrival of the CLOSING DATE and then retrospectively with effect from the EFFECTIVE DATE and in relation to the CONSOLIDATED
ASSETS, the ELSBURG JV accepts all environmental responsibilities in terms of the ENVIRONMENTAL LEGISLATION and it shall be responsible to put in place the EMP which shall be subject to the prior written approval of ERPM and which approval shall not be capable of being unreasonably withheld. In no way derogating from the aforegoing, the ELSBURG JV shall be responsible for all costs in connection with the mining, treatment and processing of the
ELSBURG DUMPS utilising the CONSOLIDATED ASSETS, including any disclosed obligations (in writing) as shall have arisen prior to the EFFECTIVE
DATE.
9.3
the ELSBURG JV shall conduct its mining and other operations of the
ELSBURG DUMPS in a proper and workmanlike manner, and in accordance with current mining practise, in which regard it declares itself to have the relevant knowledge and skill. The ELSBURG JV shall comply with all acts, regulations, by-laws and/or other legislation applicable and in force from time to time with regard to its mining and other operations in relation to the ELSBURG
DUMPS. The ELSBURG JV shall not do, or cause to be done or omit to do anything in, on or under the ELSBURG DUMPS which may render the future environmental rehabilitation thereof and/or any areas contiguous thereto ineffective or more costly.
9.4
ERPM and/or ERGO MINING may jointly and severally, at all reasonable times

ASSETS as it/they deem/s necessary, to ensure that the ELSBURG JV is complying with its obligations in terms of the MINING USER CONTRACT.
9.5
The ELSBURG JV shall ensure that the ELSBURG DUMPS and the
CONSOLIDATED ASSETS are at all times safe and shall obtain all such consents, permissions and/or permits from the relevant authorities as may be required in terms of applicable legislation and in no way derogating therefrom, whether from the DME in terms of the MPRDA or in terms of the MHSA or otherwise. ERPM shall render its reasonable assistance in such regard and shall sign all documentation reasonably necessary therefor or incidental thereto.
9.6
The ELSBURG JV may make use of any of the KEY INDIVIDUALS provided by ERPM at the COST of the ELSBURG JV, which shall be the cost to ERPM of the person’s employment converted to an hourly rate.
9.7
ERPM shall have the right to appoint KEY INDIVIDUALS to conduct various tasks in respect of the contemplated mining operations utilising the
CONSOLIDATED ASSETS on the basis that the COSTS thereof, shall be borne and paid by the ELSBURG JV, which COSTS shall be the cost to ERPM of the person’s employment converted to an hourly rate.
9.8
The provisions of clauses 9.1 to 9.7 supra shall, in addition, apply viz-a-viz:-
9.8.1   the ELSBURG JV on the one hand and ERGO MINING on theother in relation to the ELSBURG JV RESOURCE; and

9.8.2
ERGO M INING on the one hand and CROWN and ERGO
URANIUM on the other in relation to the POST CONSOLIDATION
EVENT RESOURCES.
9.9
In the event of the CONSOLIDATION EVENT being triggered and prior to the
CROWN RESOURCE being physically incorporated in to the
CONSOLIDATION PROCESS, if CROWN is still in the process of mining the
CROWN “
Life of Mine
”, then notwithstanding anything to the contrary it shall:-
9.9.1
have the right to dump the MATERIAL onto its tailings facility
(which is part of the CROWN RESOURCE) until after its “
Life of
Mine
” has been completed; and
9.9.2
not be inhibited or restricted in the use of the CROWN RIGHTS and/or SERVITUDES which connect the CROWN RESOURCE to
the rights or resources of any third parties.
9.10      ERGO MINING undertakes to receive 1,2 million (one comma two million)
tonnes of the ELSBURG JV RESOURCE per month for processing purposes and on the basis that the economic benefits to be derived therefrom, shall redound to the exclusive benefit of ERGO MINING.
10. CONSOLIDATED ASSETS
10.1   ERPM shall make the ERPM ASSETS available to the ELSBURG JV for the extent applicable, make same available to ERGO MINING. The ELSBURG JV and ERGO MINING shall jointly and severally be obliged to maintain the ERPM
ASSETS in good working order and condition and uon the termination of the
MINING USER CONTRACT for whatever reason, to return the same to ERPM, fair wear and tear excepted and save where ownership has passed to third parties, including the ELSBURG JV or ERGO MINING, as the case may be.
10.2     The ELSBURG JV and ERGO MINING shall jointly and severally at their sole
COST make good any damage to the CONSOLIDATED ASSETS caused by any negligent act, error or omission of the ELSBURG JV or ERGO MINING, its employees or duly authorised agents.
10.3    The provisions of this clause 10 shall in addition apply, mutatis mutandis, in relation to the ERGO MINING ASSETS as between ERGO MINING on the one hand and CROWN and/or the ELSBURG JV and/or ERGO URANIUM on the
other.
11. Consideration for the Conclusion of the ERGO/ERGO MINING USER CONTRACT
and the LEASE
11.1
On the CLOSING DATE the following shall be implemented to the extent that it may not have been implemented prior thereto, to wit:-
11.1.1
CROWN as a quid pro quo for the conclusion of the MINING
USER CONTRACT shall receive 50% (fifty per centum) of the
issued share capital of ERGO MINING.

11.1.2
the ELSBURG JV as a quid pro quo for the conclusion of the
MINING USER CONTRACT with the remaining PARTIES shall
receive the economic benefits to be derived from the PHASE 1 operations;
11.1.3
ERGO MINING as a quid pro quo for the conclusion of the MINING
USER CONTRACT with the remaining PARTIES shall receive the
benefits to be derived from the mining of the POST
CONSOLIDATION EVENT RESOURCES in the event of the
CONSOLIDATION EVENT being triggered and in the event of
same not being activated, then the benefits to be derived from the mining of the ELSBURG JV RESOURCE only;
11.1.4
ERGO URANIUM as a quid pro quo for the conclusion of the
MINING USER CONTRACT with the remaining PARTIES shall
receive 50% (fifty per centum) of the equity in ERGO MINING;
11.1.5
ERPM, as a  quid pro quo for the conclusion of the MINING USER
CONTRACT and the LEASE with the ELSBURG JV shall receive
the ERPM JOINT VENTURE PARTICIPATION; and
11.1.6
MOGALE as a quid pro quo for the refurbishment of the
BRAKPAN CIL 1 PLANT and the conclusion of the MINING USER
CONTRACT with the remaining PARTIES shall receive a 50%
(fifty per centum) joint venture interest in the ELSBURG JV.

11.2      The PARTIES shall cause to be executed whatever relevant documentation may be necessary therefor.
12.
CLOSING DATE
On the CLOSING DATE the PARTIES’ duly authorised representatives shall meet at a pre-determined time and venue and at which they shall sign and exchange such documents as may be necessary to give effect to the provisions of clause 11 supra.
13.
BRAKPAN PLANTS
Should any dispute arise at any point in time in relation to what constitutes the
BRAKPAN PLANTS or any component thereof or any infrastructure servicing the same, then and in such event same shall be referred to Messrs Charles Symons and
Basie Maree, who shall act as experts and whose decision in regard thereto shall be final and binding save whether the two experts are unable to reach agreement, in which event the dispute shall then be referred to an independent third party expert, whose decision shall prevail.
14.
Indemnities
14.1     The ELSBURG JV hereby indemnifies and holds ERPM, including its subsidiaries, its employees and duly authorised representatives, harmless against any claims (including costs on an attorney and client scale of investigating, settling and resisting such claims), instituted by any third party against ERPM as a result of the operations or presence in, on and under the
ELSBURG DUMPS or the utilisation of the CONSOLIDATED ASSETS, or any act or omission by the ELSBURG JV, its employees, duly authorised agents or representatives or contractors or sub-contactors, or otherwise arising out of or connected with the MINING USER CONTRACT.
14.2    The ELSBURG JV warrants that ERPM is not, nor will it become liable for, or obliged to bear, any COSTS, whether during the currency of the MINING
USER CONTRACT or thereafter, in respect of compliance with any law or regulation, and inparticular the MHSA , the MPRDA and the
ENVIRONMENTAL LEGISLATION, pertaining to or arising from its operations in, on or under the ELSBURG DUMPS and utilising the CONSOLIDATED
ASSETS, and indemnifies and holds ERPM harmless against any claims for such COSTS.
14.3    The ELSBURG JV may not enter into any agreements with any third party binding, or purporting to bind ERPM, without the prior written consent of
ERPM, which approval shall not be capable of being unreasonably withheld or delayed where such agreements are directed towards preserving the
CONSOLIDATED ASSETS.
14.4     The ELSBURG JV may not enter into any agreements relating to the
CONSOLIDATED ASSETS unless it obtains prior written approval to enter into such agreements from ERPM, which approval shall not be capable of being unreasonably withheld or delayed.

14.5     The aforegoing provisions shall in addition apply, mutatis mutandis, as between:-
14.5.1
the ELSBURG JV on the one hand and ERGO MINING on the
other; and
14.5.2
ERGO MINING on the one hand and CROWN, the ELSBURG JV,
ERGO URANIUM and, to the extent applicable MOGALE, on the
other.
15.
Insurance
15.1    The ELSBURG JV shall take out with an insurance company acceptable to
ERPM, and maintain in force from the SIGNATURE DATE, such insurance cover which is, to the reasonable satisfaction of ERPM, sufficient to cover any third party or public liability which ERPM may incur as a result of the implementation of the provisions of the MINING USER CONTRACT. Should the ELSBURG JV at any time fail to take out and maintain such insurance then
ERPM shall be entitled to take out such insurance, the cost of which shall be payable by the ELSBURG JV to ERPM on demand.
15.2     The provisions of clause 15.1 supra shall in addition apply, mutatis mutandis
as
between:-
15.2.1
the ELSBURG JV on the one hand and ERGO MINING on the
other; and

15.2.2
ERGO MINING on the one hand and CROWN, the ELSBURG JV,
ERGO URANIUM and, to the extent applicable MOGALE, on the
other.
16.
Force Majeure
16.1
If any PARTY is prevented or restricted directly or indirectly from carrying out all or any of its obligations under the MINING USER CONTRACT from any cause beyond the reasonable control of that PARTY (including without limiting the generality of the aforegoing, war, civil commotion, riot, insurrection, strikes, lock-outs, fire, explosion, flood and acts of God), the PARTY so affected shall be relieved of its obligations hereunder during the period that such event and its consequences continue (excluding payment obligations for services already performed) but only to the extent so prevented and shall not be liable for any delay or failure in the performance of any obligations hereunder or loss or damages either general, special or consequential which the other PARTY/IES may suffer due to or resulting from such delay or failure, provided always that written notice shall within 48 (forty eight) hours of the occurrence constituting
Force Majeure be given of any such inability to perform by the affected PARTY and provided further that the obligation to give such notice shall be suspended to the extent necessitated by such Force Majeure
.
16.2     The PARTY invoking Force Majeure shall use its best endeavours to terminate the circumstances giving rise to Force Majeure and upon termination of the circumstances giving rise thereto, shall forthwith give written notice thereof to the other PARTIES.

16.3     In the event that Force Majeure should last more than 6 (six) months, the
PARTY who has not claimed Force Majeure may terminate the MINING USER
CONTRACT by notice in writing to the other PARTIES, subject always to the overriding provisions of the TERM SHEET and the common objectives therein set forth.
17.  CROWN GOLD CIRCUIT
17.1      It the event of the CONSOLIDATION EVENT not being triggered, then
CROWN shall be entitled, in its sole and absolute discretion, to establish the
CROWN GOLD CIRCUIT so as to extract gold from the CROWN RESOURCE, using the associated CROWN assets and the ERGO MINING ASSETS.
17.2     In the event of CROWN electing to establish the CROWN GOLD CIRCUIT, it shall be obliged to advise the remaining PARTIES thereof, in writing, as soon as possible. The then contemplated mining operations solely in relation to gold, shall be undertaken by CROWN at its own COST and for its own exclusive benefit.
17.3     Once the CROWN GOLD CIRCUIT is established, CROWN shall be entitled to deliver to ERGO MINING, which shall be obliged to receive from it (CROWN)
at least 1 250 000 (one million two hundred and fifty thousand) tonnes of tailings per month and to process the MINERALS therefrom. Delivery shall take place at the Brakpan/Withok Tailings Facility and notwithstanding anything to the contrary, ownership in and to such tailings as well as the economic benefits to be derived therefrom, shall pass to ERGO MINING on such delivery.
17.4    Notwithstanding anything to the contrary, CROWN warrants in favour of the
ELSBURG JV that whether it activates the CROWN GOLD CIRCUIT or not, it will at no stage enter into any agreement with any third party in relation to the mining, recovery, treatment and processing of the MINERALS to the exclusion of gold.
17.5     It is recorded that if the CROWN GOLD CIRCUIT is established, then ERGO
MINING will nevertheless be obliged to receive 1,2 million (one comma two million) tonnes of tailings per month and to dispose thereof for and on its behalf and as a quid pro quo therefor it shall have received its equity interest in
ERGO MINING.
17.6     CROWN shall bear the monthly COSTS relating to the maintenance and upkeep of the tailings facility to be made available by ERGO MINING in the ratio of CROWN’s monthly tailings delivered to the deposition site as a percentage of the entire volume of tailings deposited on a monthly basis unless
ERGO MINING treats such tailings for MATERIAL, in which event the COSTS shall be shared equally. In no way derogating from the aforegoing, CROWN shall have the right to connect its plant and the CROWN RESOURCE (with the requisite pipelines and power cables) to what is generally known and described as the “
Brakpan/Withok Tailings Facility
” using, to the extent required, the line
rights and SERVITUDES of ERGO MINING, and shall have access to such line rights and SERVITUDES.

18. ERGO URANIUM GOLD CIRCUIT
18.1     In the event of the CONSOLIDATION EVENT not being triggered, then ERGO
URANIUM shall be entitled, in its sole and absolute discretion, to establish the
ERGO URANIUM GOLD CIRCUIT so as to extract gold from the ERGO
MINING RESOURCE, the PAMODZI RESOURCE and the ORPHAN DUMPS,
using the associated ERGO MINING ASSETS and in particular the BRAKPAN
CIL 2 PLANT.
18.2     Should ERGO URANIUM establish the ERGO URANIUM GOLD CIRCUIT then the aforesaid mining operations, solely in relation to gold, shall be undertaken by it at its own cost and for its own benefit.
18.3    In the event of ERGO URANIUM electing to undertake the aforegoing, it shall be obliged to advise the remaining PARTIES as soon as possible thereof and in which event the residue of MATERIAL after the extraction of the gold shall, from that point onwards, be deemed to have passed from an ownership perspective, from ERGO URANIUM to the ERGO MINING and same shall then be subject to such mining, treatment and processing activities as may be necessary by the ERGO MINING so as to extract therefrom the MINERALS and for the realisation thereof for the benefit of the ERGO MINING and at the latter’s cost.
18.4    Notwithstanding anything to the contrary, ERGO URANIUM warrants in favour of ERGO MINING that whether it activates the ERGO URANIUM GOLD
CIRCUIT or not, it will at no stage enter into any agreement with any third party in relation to the mining, recovery, treatment and processing of the MINERALS to the exclusion of gold.
18.5     It is recorded that if the ERGO URANIUM GOLD CIRCUIT is established, then
ERGO MINING will nevertheless be obliged to receive 1,2 million (one comma two million) tonnes of tailings per month and to dispose thereof for and on its behalf and as a quid pro quo therefor it shall receive the economic benefits derived therefrom.
18.6     ERGO URANIUM shall bear the monthly COSTS relating to the maintenance and upkeep of the tailings facility to be made available by ERGO MINING in the ratio of ERGO URANIUM’s monthly tailings delivered to the deposition site as a percentage of the entire volume of tailings deposited on a monthly basis unless ERGO MINING treats such tailings for MATERIAL, in which event the
COSTS shall be shared equally. In no way derogating from the aforegoing,
ERGO URANIUM shall have the right to connect the ERGO MINING
RESOURCE, the PAMODZI RESOURCE and the ORPHAN DUMPS (with the requisite pipelines and power cables) to the BRAKPAN CIL 2 PLANT and to what is generally known and described as the “
Brakpan/Withok Tailings
Facility
” using, to the extent necessary, the line rights and SERVITUDES of
ERGO MINING, and shall have access to such line rights and SERVITUDES.
19.
Breach
If any :-

19.1     PARTY fails to make any payment, owed by it, on the due date and remains in default for 90 (ninety) days after receiving written notice to remedy the default;
or
19.2     PARTY commits any other material breach of the MINING USER CONTRACT and fails to remedy the breach within a reasonable time [which shall not be less than 90 (ninety) days] after receiving written notice to do so from the other
PARTY; or
19.3     PARTY is unable or is deemed to be unable to pay its debts in accordance with the provisions of section 345 of the Companies Act, 1973, or otherwise defaults generally in the payment of its liabilities; or
19.4     provisional or final order is made or an effective resolution passed for the winding-up of the other PARTIES other than for bona fide restructuring purposes; or
19.5     provisional or final order is made for the judicial management of any PARTY;
or
19.6     of the assets of any PARTY having a value of not less than R250 000,00 (two hundred and fifty thousand rand) is attached under a writ of execution issued out of any court and the writ is not satisfied within 30 (thirty) days from its service or if satisfactory steps are not taken to procure the rescission of the judgment giving rise thereto; or

19.7      scheme of arrangement or compromise is entered into or attempted by any
PARTY pursuant to the provisions of Section 311 of the Companies Act, No 61 of 1973, as amended, save where such scheme relates to a bona fide restructuring to which all the PARTIES have furnished their prior written consent, which shall not be unreasonably withheld or delayed, then and in such event and although such breach shall constitute a material breach, none of the PARTIES shall be entitled to cancel the MINING USER CONTRACT in the event of the breach being capable of being addressed by way of monetary compensation and save only in the event of the non-payment of such compensation, it being the underlying intention of the PARTIES that the MINING USER CONTRACT which is being entered into in their mutual long term interests, will remain of full force and effect for the duration thereof.
20. Dispute Resolution
20.1      Any dispute arising out of or in connection with the M INING USER
CONTRACT or the subject matter of the MINING USER CONTRACT including without limitation any dispute concerning:-
20.1.1
the existence of the MINING USER CONTRACT apart from this
clause 20;
20.1.2
the interpretation and effect of the MINING USER CONTRACT
and the ANCILLARY AGREEMENTS;

20.1.3
the PARTIES’ respective rights and obligations under the MINING
USER CONTRACT, the ANCILLARY AGREEMENTS and under
the
TERM SHEET
;
20.1.4
the rectification of the MINING USER CONTRACT;
20.1.5
the breach, termination or cancellation of the MINING USER
CONTRACT or any matter arising out of breach, termination or cancellation thereof;
20.1.6 damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the MINING USER
CONTRACT (apart from this clause) is valid and in force,
shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-
•
to the Chief Executive Officer of ERPM on the one hand and the Chief
Executive Officer of MOGALE on the other hand; thereafter
•
to the Chief Executive Officer of DRD SA and the Chief Executive
Officer of MINTAILS SA; thereafter
•
to the Chief Executive Officer of DRDGold Limited and the Chief
Executive Officer of MinTails Limited of Australia.

Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the
Chairman of the Arbitration Foundation of Southern Africa (“AFSA”). Should
the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 20.2 to 20.9 infra.
20.2     If any PARTY requires a dispute to be referred to arbitration after the mediation referred to in clause 20.1 supra has not been able to resolve a dispute, that
PARTY shall notify the other PARTY/IES in writing, identifying the dispute and setting out the relief required.
20.3     Within 30 (thirty) days of receipt of the notice referred to in clause 20.2 above, the PARTIES shall agree on the arbitrator. If agreement is not reached within
30 (thirty) days after any PARTY, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the PARTIES and not have represented any of the PARTIES at any prior stage.
20.4     The arbitration shall be held in Johannesburg and the PARTIES shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the
PARTIES be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of
South Africa and in the event of any conflict, as determined by the presiding arbitrator.
20.5    The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.
20.6    The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.
20.7    The PARTIES shall be entitled to legal representation at the arbitration.
20.8    The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the PARTIES agree to the contrary. Any PARTY aggrieved at the arbitrators’s decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three) retired judges, one selected by each of the
PARTIES to the dispute and the remaining judge who shall be appointed by the 2 (two) nominated retired judges and who shall act as the chairman of the panel. The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the
PARTIES agree to the contrary.
20.9      The provisions of this clause shall not preclude any PARTY from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.
21.
Domicilium Citandi et Executandi
21.1      Each PARTY chooses the address set out opposite its name below as its domicilium citandi et executandi at which all notices, legal processes and other communications must be delivered for the purposes of the MINING USER
CONTRACT:-
21.1.1
CROWN and ERPM - 4 Ebsco House, 299 Pendoring Avenue,
Blackheath, Johannesburg 2195 - telefax number 011 476-2637;
21.1.2
ELSBURG JV, ERGO MINING, ERGO URANIUM and MOGALE
- care of 1
st
Floor, North Wing, Lord Charles Office Park, 337
Brooklyn Road, Brooklyn, Pretoria 0002, telefax number 012 346-
4409
with copies in both instances to Feinsteins Attorneys, 10
th
Floor, JD House, 27
Stiemens Street, Braamfontein, Johannesburg 2001, telefax number 011 712-
712.

21.2    Any notice or communication required or permitted to be given in terms of the
MINING USER CONTRACT shall be valid and effective only if in writing, but it shall be competent to give notice by telefax.
21.3     Any PARTY may by written notice to the other PARTY, change its chosen address to another physical address, provided that such alternate physical address is within the Republic of South Africa, and/or its chosen telefax number to another telefax number, provided that the change shall become effective on the 14
th
(fourteenth) day after receipt of the notice by the
addressee.
21.4    Any notice to a PARTY contained in a correctly addressed envelope and:-
21.4.1 sent by prepaid registered post to it at its chosen address; or
21.4.2 delivered by hand to a responsible person during ordinary business hours at its chosen address,
shall be deemed to have been received, in the case of clause 21.4.1, on the
10
th
(tenth) business day after posting (unless the contrary is proved) and, in the case of clause 21.4.2 or 21.5, on the day of delivery.
21.5    Any notice by telefax to a PARTY at its telefax number shall be deemed, unless the contrary is proved, to have been received within 24 (twenty four)
hours of transmission where it is transmitted during normal business hours, or within 12 (twelve) hours of the opening of business on the first business day after it is transmitted where it is transmitted outside those business hours.
22. Non-Solicitation
22.1       ERGO URANIUM and ERPM jointly undertake in favour of the ELSBURG JV and ERGO MINING that they shall not for a period of 24 (twenty four) months after the date of termination of the MINING USER CONTRACT for whatever cause or reason, either for themselves or as the agent of anyone else:-
22.1.1 persuade, induce, solicit, encourage or procure any employee, staff, officer, contractor or agent of the ELSBURG JV or ERGO
MINING to become employed or interested in any business, firm, undertaking or company, which is directly or indirectly in
competition with the business carried on by the ELSBURG JV and
ERGO MINING, or terminate their employment with the ELSBURG
JV and ERGO MINING;
22.1.2 solicit, interfere with or entice or endeavour or attempt to solicit, interfere with or entice away from the ELSBURG JV and ERGO
MINING, any person, firm or company who or which is a customer or business partner, business associate or business connection of the ELSBURG JV and ERGO MINING;
22.1.3 interfere with the business and/or contractual relationship between

JV and ERGO MINING and any of their employees, or between
the ELSBURG JV and ERGO MINING and any of their customers
or business partners , business ass oc iates or business
connections.
22.2      The provisions of clause 22.1 supra shall apply, mutatis mutandis , as between the remaining PARTIES to the MINING USER CONTRACT.
23.
Alteration of Circumstances
Should circumstances arise which were not with the contemplation of the PARTIES at the SIGNATURE DATE, which adversely affect the rights or obligations of any of the
PARTIES, the PARTIES shall meet and negotiate in good faith to reach an equitable and reasonable solution in order to give effect to the operation and purpose of the
MINING USER CONTRACT and the ANCILLARY AGREEMENTS and as
contemplated in the TERM SHEET.
24.
Invalid Provisions
If any provision of the MINING USER CONTRACT contravenes any provision of any law, regulation, ordinance or the like, that provision shall be deemed to be null and void or the scope of the provision shall be deemed to have been limited to exclude such contravention.

25.
Sensitive Information
No PARTY shall be required to supply or distribute any information in violation of any law, regulation, ordinance or other official decree or, if such supply or distribution can only be made with the approval of a governmental authority, without approval of that authority.
26.
Taxation
Each PARTY will be responsible for obtaining its own professional advice regarding the tax implications of the MINING USER CONTRACT, and shall likewise be responsible for the payment of all taxes due by it, whether such taxes are payable to the relevant revenue and/or other authorities in South Africa.
27.
Good Faith and Implementation
27.1      The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the MINING USER CONTRACT and the ANCILLARY AGREEMENTS.
27.2      The PARTIES shall at all times during the continuance of the MINING USER
CONTRACT observe the principles of good faith towards one another in the performance of their obligations in terms of the MINING USER CONTRACT and the ANCILLARY AGREEMENTS. This implies, without limiting the generality of the aforegoing, that:-
27.2.1
they will at all times during the term of the MINING USER
CONTRACT and the ANCILLARY AGREEMENTS act reasonably,
honestly and in good faith;
27.2.2
they will perform their obligations arising from the MINING USER
CONTRACT and the ANCILLARY AGREEMENTS diligently and
with reasonable care; and
27.2.3    they will make full disclosure to each other of any matter that may affect the execution of the MINING USER CONTRACT and the
ANCILLARY AGREEMENTS or their implementation from time to
time.
28. Whole Agreement, No Amendment
28.1      The MINING USER CONTRACT , as read with the ANCILLARY
AGREEMENTS and the TERM SHEET, constitute the whole agreement between the PARTIES relating to the subject matter hereof.
28.2      No amendment or consensual cancellation of the MINING USER CONTRACT or any provision or term hereof or of any agreement or other document issued or executed pursuant to or in terms of the MINING USER CONTRACT and no settlement of any disputes arising under the MINING USER CONTRACT and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of the MINING USER CONTRACT or of any agreement or other document issued pursuant to or in terms of the MINING USER
CONTRACT shall be binding unless recorded in a written document signed by the PARTIES (or in the case of an extension of time, waiver or relaxation or suspension, signed by the PARTY granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.
28.3      No extension of time or waiver or relaxation of any of the provisions or terms of the MINING USER CONTRACT or any agreement or other document issued or executed pursuant to or in terms of the MINING USER CONTRACT, shall operate as an estoppel against any PARTY in respect of its rights under the
MINING USER CONTRACT, nor shall it operate so as to preclude such
PARTY thereafter from exercising its rights strictly in accordance with the
MINING USER CONTRACT.
29. General
29.1
No PARTY shall have any claim or right of action arising from any undertaking, representation or warranty not included in the MINING USER CONTRACT or the TERM SHEET.
29.2     No failure by a PARTY to enforce any provision of the M INING USER

PARTY’s right to require performance of any such provision at any time in the future, nor shall the waiver of any subsequent breach nullify the effectiveness of the provision itself.
29.3      Save as provided elsewhere in this agreement to the contrary no PARTY may cede any of its rights or delegate any of its obligations under the MINING
USER CONTRACT.
29.4      Each PARTY warrants that it is acting as a principal and not as an agent for an undisclosed principal and in the case of the ELSBURG JV, on behalf of the joint venture partners.
30.
Counterparts
The MINING USER CONTRACT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the MINING USER CONTRACT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
31.
TERM SHEET
31.1      It is recorded that the MINING USER CONTRACT constitutes one of many agreements to be executed pursuant to the TERM SHEET.

31.2      Notwithstanding anything to the contrary hereinbefore contained, upon the
SIGNATURE DATE, the TERM SHEET shall, to the extent that it impacts upon the MINING USER CONTRACT and may be in conflict therewith, be deemed superseded by the ERPM/ERGO MINING USER CONTACT save that to the extent any dispute may arise in regard to the MINING USER CONTRACT then from an historical perspective, cognisance shall be taken of the TERM SHEET in order to determine the intentions of the PARTIES at the time of the conclusion thereof.
Thus done and signed by CROWN at Johannesburg on this the 15 th
day of August 2008, in
the presence of the undersigned witnesses.
As witnesses:-
For: Crown Gold Recoveries (Proprietary)
Limited
/s/T Gwebu
director
Thus done and signed by ERPM at Johannesburg on this the 15
th
day of August 2008, in the
presence of the undersigned witnesses.
As witnesses:-
For: East Rand Proprietary Mines Limited
/s/T Gwebu
director
1.

- director -
Thus done and signed by the ELSBURG JV at Johannesburg on this the 15 th
day of August
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Elsburg Gold Mining Joint Venture
/s/ D Pretorius
/s/ DAW van der Walt - directror
- duly authorised signatories -
Thus done and signed by ERGO MINING at Johannesburg on this the 15 th
day of August
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Mining (Proprietary) Limited
1.
2. /s/ LD Birrell
- director -
Thus done and signed by ERGO URANIUM at Johannesburg on this the 15 th
day of August
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Uranium (Proprietary) Limited
1. /s/ DAW van der Walt

Thus done and signed by MOGALE at Johannesburg on this the 15 th
day of August 2008, in
the presence of the undersigned witnesses.
As witnesses:-
For: Mogale Gold (Proprietary) Limited
1.
2. /s/ DAW van der Walt
- director -